Hawaiian Electric Exhibit 21.2

Hawaiian Electric Company, Inc.
SUBSIDIARIES OF THE REGISTRANT

The following is a list of all subsidiaries of the registrant as of February 24, 2025. The state/place of incorporation or organization is noted in parentheses.
Maui Electric Company, Limited (Hawaii)
Hawaii Electric Light Company, Inc. (Hawaii)
Renewable Hawaii, Inc. (Hawaii)
HE AR INTER LLC (Delaware)
HE AR BRWR LLC (Delaware)